FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

September 15, 2005

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

60 MARTIN PLACE, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Act of 1934.]

Yes	☐	No	☒

[If “Yes” is marked, indicate the file number assigned to the registrant in connection with
Rule 12g3-2(b):82-        ]

Index to Exhibits

Exhibit No.	Description

1	Issue of shares pursuant to dividend reinvestment plan allotment

2

Issue of shares pursuant to exercise of employee share plan option (July)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: September 15, 2005	By:	/s/ Manuela Adl
Manuela Adl
SVP & Chief Operating Officer

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 25, 60 Martin Place
GPO Box 1 (IBN 7MP)
SYDNEY NSW 2000
Telephone:	(61 2) 9216 0390
Facsimile:	(61 2) 9226 1888

1 July 2005

Company Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY   NSW   2000

Dear Sir/Madam

Issue of shares pursuant to dividend reinvestment plan allotment

The following number of fully paid ordinary shares have been allotted as follows pursuant to an allotment under the Dividend Reinvestment Plan for the interim dividend:

Number	Exercise Price	Allotment Date	Ranking
11,352,240	$19.37	Dividend Reinvestment Plan 1 July 2005	Rank equally

Paid up and quoted capital:  1,813,427,423 fully paid ordinary shares.

(including the new issue)

Yours faithfully,

Emma Lawler

Head of Group Secretariat

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 25, 60 Martin Place
GPO Box 1 (IBN 7MP)
SYDNEY NSW 2000
Telephone:	(61 2) 9216 0390
Facsimile:	(61 2) 9226 1888

1 July 2005

Company Announcements Platform

Australian Stock Exchange Limited

20 Bridge Street

SYDNEY   NSW   2000

Dear Sir/Madam

Issue of shares pursuant to exercise of employee share plan option

The following number of fully paid ordinary shares have been/will be allotted pursuant to the exercise of options under the Westpac’s Senior Officers’ Share Purchase Scheme, the General Management Share Option Plan, Westpac Performance Plan and/or Chief Executive Share Agreement:

Number	Exercise Price	Allotment Date	Ranking
109,850	$14.70	1 July 2005	Rank equally
42,982	Nil	1 July 2005	Rank equally
152,832

Paid up and quoted capital:  1,813,580,255 fully paid ordinary shares.

Yours faithfully

Emma Lawler

Head of Group Secretariat

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 25, 60 Martin Place
GPO Box 1 (IBN 7MP)
SYDNEY NSW 2000
Telephone:	(61 2) 9216 0390
Facsimile:	(61 2) 9226 1888

5 July 2005

Company Announcements Platform

Australian Stock Exchange Limited

20 Bridge Street

SYDNEY   NSW   2000

Dear Sir/Madam

Issue of shares pursuant to exercise of employee share plan option

The following number of fully paid ordinary shares have been/will be allotted pursuant to the exercise of options under the Westpac’s Senior Officers’ Share Purchase Scheme, the General Management Share Option Plan, Westpac Performance Plan and/or Chief Executive Share Agreement:

Number	Exercise Price	Allotment Date	Ranking
30,247	Nil	5 July 2005	Rank equally
30,247

Paid up and quoted capital:  1,813,653,743 fully paid ordinary shares.

Yours faithfully

Emma Lawler

Head of Group Secretariat

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 25, 60 Martin Place
GPO Box 1 (IBN 7MP)
SYDNEY NSW 2000
Telephone:	(61 2) 9216 0390
Facsimile:	(61 2) 9226 1888

7 July 2005

Company Announcements Platform

Australian Stock Exchange Limited

20 Bridge Street

SYDNEY   NSW   2000

Dear Sir/Madam

Issue of shares pursuant to exercise of employee share plan option

The following number of fully paid ordinary shares have been/will be allotted pursuant to the exercise of options under the Westpac’s Senior Officers’ Share Purchase Scheme, the General Management Share Option Plan, Westpac Performance Plan and/or Chief Executive Share Agreement:

Number	Exercise Price	Allotment Date	Ranking
10,000	$13.26	7 July 2005	Rank equally
25,000	$14.65	7 July 2005	Rank equally
8,000	$15.40	7 July 2005	Rank equally
17,470	Nil	7 July 2005	Rank equally
60,470

Paid up and quoted capital:  1,813,714,213 fully paid ordinary shares.

Yours faithfully

Emma Lawler

Head of Group Secretariat

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 25, 60 Martin Place
GPO Box 1 (IBN 7MP)
SYDNEY NSW 2000
Telephone:	(61 2) 9216 0390
Facsimile:	(61 2) 9226 1888

14 July 2005

Company Announcements Platform

Australian Stock Exchange Limited

20 Bridge Street

SYDNEY   NSW   2000

Dear Sir/Madam

Issue of shares pursuant to exercise of employee share plan option

The following number of fully paid ordinary shares have been/will be allotted pursuant to the exercise of options under the Westpac’s Senior Officers’ Share Purchase Scheme, the General Management Share Option Plan, Westpac Performance Plan and/or Chief Executive Share Agreement:

Number	Exercise Price	Allotment Date	Ranking
4,765	Nil	14 July 2005	Rank equally
1,092	Nil	14 July 2005	Rank equally
5,857

Paid up and quoted capital:  1,867,001,057 fully paid ordinary shares.

Yours faithfully

Emma Lawler

Head of Group Secretariat

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 25, 60 Martin Place
GPO Box 1 (IBN 7MP)
SYDNEY NSW 2000
Telephone:	(61 2) 9216 0390
Facsimile:	(61 2) 9226 1888

26 July 2005

Company Announcements Platform

Australian Stock Exchange Limited

20 Bridge Street

SYDNEY   NSW   2000

Dear Sir/Madam

Issue of shares pursuant to exercise of employee share plan option

The following number of fully paid ordinary shares have been/will be allotted pursuant to the exercise of options under the Westpac’s Senior Officers’ Share Purchase Scheme, the General Management Share Option Plan, Westpac Performance Plan and/or Chief Executive Share Agreement:

Number	Exercise Price	Allotment Date	Ranking
2,865	Nil	26 July 2005	Rank equally
2,865

Paid up and quoted capital:  1,867,009,971 fully paid ordinary shares.

Yours faithfully

Emma Lawler

Head of Group Secretariat

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 25, 60 Martin Place
GPO Box 1 (IBN 7MP)
SYDNEY NSW 2000
Telephone:	(61 2) 9216 0390
Facsimile:	(61 2) 9226 1888

28 July 2005

Company Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY   NSW   2000

Dear Sir/Madam

Issue of shares pursuant to exercise of employee share plan option

The following number of fully paid ordinary shares have been/will be allotted pursuant to the exercise of options under the Westpac’s Senior Officers’ Share Purchase Scheme, the General Management Share Option Plan, Westpac Performance Plan and/or Chief Executive Share Agreement:

Number	Exercise Price	Allotment Date	Ranking
1,273	Nil	28 July 2005	Rank equally
1,273

Paid up and quoted capital:  1,867,011,244 fully paid ordinary shares.

Yours faithfully

Emma Lawler

Head of Group Secretariat